Exhibit 1
Purchases of Common Stock of the Issuer in the past 60 days

DATE	SHARES PURCHASED	PRICE PER SHARE (US$)
6 December 2007	1,175,000	6.25
11 December 2007	2,000,000	6.36
12 December 2007	2,150,000	6.36
13 December 2007	1,000,000	6.25
14 December 2007	1,000,000	6.17
17 December 2007	40,000	6.10
18 December 2007	1,350,000	6.05
20 December 2007	2,000,000	5.89